SILVER SUSTAINABLE SOLUTIONS CORP.

May 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Re:	Silver Sustainable Solutions Corp. Request to Withdraw Registration Statement on Form S-1 File No. 333-262777

Dear Mr. Envall:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Silver Sustainable Solutions Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 16, 2022.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Richard M. Osler, Chief Executive Officer, Silver Sustainable Solutions Corp., c/o Stuart Bressman and Jessica Chen, White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020.

Please do not hesitate to contact Stuart Bressman at (212) 819-8405 or Jessica Chen at (212) 819-8503 if you have any questions regarding the foregoing or if we can provide any additional information.

[Signature page follows]

Very truly yours,

SILVER SUSTAINABLE SOLUTIONS CORP.

By:	/s/ Richard M. Osler
Name:	Richard M. Osler
Title:	Chief Executive Officer

cc:	Stuart Bressman Jessica Chen White & Case LLP 1221 Avenue of the Americas New York, NY 10020